

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 27, 2010

<u>Via U.S. Mail</u>

Robert Holdsworth
Chief Executive Officer
Energy Edge Technologies Corporation
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

>   **RE: Energy Edge Technologies Corporation**
>   **Amendment No. 1 to Form S-1**
>   **Filed July 2, 2010**
>   **File No. 333-167853**

Dear Mr. Holdsworth:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

  1. We note that your officers and directors are together offering 30,700,000 of the 42,825,000 shares comprising the secondary offering, with Mr. Holdsworth accounting for 30,200,000 of those shares. Given the size of the offering by your directors and officers relative to the number of shares presently outstanding held by non-affiliates, we are concerned that this transaction could be a primary offering of your shares to the public, with your officers and directors acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering by your officers and directors is not a primary offering on your behalf and thus should be appropriately characterized as a

transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

2. Please provide the management's discussion and analysis required by Item 303 of Regulation S-K.

3. Please add to the prospectus the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

4. Please add to the prospectus the information concerning the determination of the offering price required by Item 505 of regulation S-K.

5. The disclosure in your prospectus must be fair and balanced. We note that you make statements throughout your prospectus that appear to suggest favorable outcomes are likely or will result inevitably from your business activities or that cast your company in a favorable light without addressing countervailing factors. Please balance these disclosures by adding where appropriate a discussion of any countervailing factors or unfavorable results that could also occur. In addition, to the extent you cannot be certain about particular results or outcomes please provide prominent affirmative disclosure to this effect.

6. Please ensure you file an updated consent from your independent accountant in your next Form S-1/A.

Prospectus Cover Page

7. Please revise your disclosure to clearly identify the participants in this offering (e.g., you and/or your selling security holders) and the number of shares each participant is seeking to sell and/or resell. In this regard, we note the following aspects of your disclosure:

- The prospectus cover page identifies in brackets 10,000,000 shares to be sold in the offering and indicates that these shares will be sold "by certain existing holders." The cover page then states that the "total number of shares registered in this prospectus is 52,835,000." Please revise your disclosure on the cover page and, as appropriate, throughout the prospectus to state the number of shares that you intend to offer and the number of shares that your selling security holders intend to offer. Please see Item 501(b)(2) of Regulation S-K.

- The commission legend set forth at the top of the prospectus cover page currently refers only to the "Selling Security Holders," but should refer to you as well if you are offering securities. Please see Item 501(b)(10) of Regulation S-K.

- The last paragraph of your Plan of Distribution section indicates that you "will not receive any proceeds from the sale of [y]our common stock," which conflicts with your Use of Proceeds discussion. Please revise your disclosure throughout the prospectus to reconcile and eliminate these inconsistencies.

8. We note that the selling security holders will be selling their securities at a fixed price of $0.10 per share until a trading market emerges for the securities. Please revise the prospectus cover page to disclose the price at which you will be selling securities in your primary offering. Please see Item 501(b)(3) of Regulation S-K.

9. Please revise the prospectus cover page to disclose the underwriting arrangements for the securities you will be selling. In this regard, we note that your use of proceeds disclosure on page 16 suggests that the primary offering will be made at a fixed price on a best efforts minimum/maximum basis. Please make conforming revisions to your plan of distribution and offering summary disclosures. Please see Item 501(b)(8) of Regulation S-K.

10. Please revise your reference to the OTCBB in the second paragraph and throughout your prospectus (e.g., on pages 14 and 16) to clarify that you are seeking to be quoted, rather than listed or traded, on the OTCBB.

Prospectus Summary, page 5

11. Please revise the summary to provide a brief overview of the key aspects of the two offerings that you are seeking to register (i.e., the primary offering by you of up to 10,000,000 shares and the secondary offering by the selling security holders of an aggregate of up to 42,825,000 shares). Please see Item 503(a) of Regulation S-K.

Company Information, page 5

12. Your statements that your "management team along with senior engineers have over 140 years of industry experience" and that "[t]he company…consists of professional, industrial and electrical engineers, LEED Accredited Professionals and business entrepreneurs" appears to conflict with your disclosure that you have only one full-time employee. Please revise your disclosure or advise us accordingly.

Risk Factors, page 7

13. We note your disclosure in risk factor (7) on page 8. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to initial public offerings. Please see Section 27A(b)(2)(D)

of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act. Accordingly, please delete the reference to the safe harbor.

14. We note your disclosure in the first two sentences in risk factor (17) on page 10. Please tell us your basis for the views about regulatory uncertainty that you set forth in these sentences. Please note that we may have additional comments based on your response.

15. We note your disclosure in the first sentence in risk factor (19) on page 11. Please tell us your basis for the statement that the "Common Stock offered in this Prospectus is restricted stock." In this regard, we note that both transactions covered by the registration statement (i.e., the primary offering of up to 10,000,000 shares by the registrant and the secondary offering of 42,825,00 shares by the selling security holders) are being registered under the Securities Act.

16. Your reference in risk factor (36) to "market perception of the future of development of wood product manufacturing" appears inapplicable to this offering. Please revise your disclosure accordingly.

17. Please consolidate your risk factors that cover the same issues. For example, risk factors (19) and (28) cover the absence of a public market in your shares; (30) and (39) pertain to the arbitrary method by which you determined the offering price; and (20), (33), and (38) discuss the impact on your investors' liquidity of your common stock being deemed "penny stock." In addition, please delete risks factors that are vague and not specific to your business and the offerings (e.g., risk factor (24) and (29)).

Use of Proceeds, page 16

18. Please disclose the priority of uses to which you will allocate the net proceeds in the event you sell less than the maximum shares in this offering. Please see Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 17

19. Please provide the disclosure required by Item 506 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 17

20. We note your disclosure about your post-offering capitalization. Please add a new capitalization section to the prospectus. Please show your capitalization assuming the completion of your primary offering on both a minimum basis and a maximum basis.

Critical Accounting Policies, page 18

21. Your reference to your critical accounting policies does not provide the level of detail suggested by SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;

- Sensitivity of those estimates to deviations of actual results from management's assumptions; and

- Circumstances that have resulted in revised assumptions in the past.

Business and Recent Developments, page 19

22. Please provide under this heading the disclosure required by Items 101(h)(1), (2), and (3) of Regulation S-K. This disclosure should provide, among other things, a materially complete description of the January 2008 transaction referenced in Note 1 to your financial statements.

23. We note your disclosure on page 11 that you "regard [y]our trade secrets and other intellectual property as critical to [y]our success." Please describe your intellectual property rights, including their duration. Please see Item 101(h)(4)(vii) of Regulation S-K. If you do not possess intellectual property rights other than trade secrets, please delete your reference to such other rights.

24. We note your insurance arrangement with Lloyds of London. Please disclose the material terms of this arrangement and, if material, your claims history with respect to this insurance.

Energy Edge Technologies Corporation, page 19

25. Please clarify your statement that "[t]he company…consists of professional, industrial and electrical engineers, LEED Accredited Professionals and business entrepreneurs." In this regard, we note your disclosure on page 20 that you presently have one full-time employee.

26. Please define each of the industry terms that you use in this section (e.g., IEEE, DOE, USGBC, Therm consumption, UL Listed, and CSA Approved).

Competitive Business Conditions within the Industry, page 20

27. Please disclose the methods of competition as well as your competitive position in your industry. Please see Item 101(h)(4)(iv) of Regulation S-K.

Independent Contractors, page 20

28. We note your disclosure that "[t]he members of [y]our [independent contractor] network…work from various strategic regions across the United States." Please list the geographic regions in which you have engaged independent contractors to perform services and list the nature of these services and the material terms of your arrangements with these contracts.

Number of Total Employees and Part-Time Employees, page 20

29. Please disclose the number of part-time employees that you employ, as well as the number of independent contractors that you use.

Business Strategies, page 21

30. We note your disclosure that you "are looking to expand…internationally to areas such as China and Europe." With the exception of your reference here and on page 23, your filing contains no discussion of plans to conduct business in foreign countries. Because doing business in some foreign countries may pose particular material risks to your investors, such plans and their attendant risks should be discussed in more detail. Thus, please identify the specific foreign countries in Europe in which you anticipate doing business. To the extent that you are aware of specific risks of doing business in these countries and in China, please disclose such risks. If you have no existing plans to conduct business in foreign countries, please remove all such references from your filing.

Industry Summary, page 21

31. Please update the information under this heading. We note, for example, that some of the market statistics that you reference are from 2005.

32. Please remove the hyperlink in the footnote at the bottom of page 21.

Competitive Strengths within the Industry, page 22

33. Please revise your disclosure to explain what you mean by "partnering" with the companies that you identify.

Growth Strategy, page 23

34. We note your statement that "EETC currently has over $20 million in potential business in the sales pipeline," which "is comprised of prospects…deciding whether to move forward with a project." Please provide us with your basis for this statement and clearly state, if true, that you cannot provide any assurance that any of this potential business will result in firm orders. We may have additional comments based on your response.

Recent Developments, page 23

35. We note your statement that "EETC has multiple projects committed for the first and second quarters of 2010." Please update your disclosure as of the most recent practicable date. Please also clarify the meaning of the term "committed" as used in the quoted text. For example, have you already entered into definitive agreements with customers for these projects? If so, quantify the estimated dollar amount of these projects.

36. Please remove the hyperlink in the footnote at the bottom of page 23.

Description of Property, page 24

37. You disclose here that you do not lease any real property. Based on your disclosure on page F-18, it appears that you may have entered into a lease of office space during the first quarter of 2010. As such, please advise or revise your disclosure on page 24.

Management, page 24

38. Please expand your discussion of Mr. Holdsworth's and Mr. Gerace's business experience by identifying the specific organizations for which these individuals performed the roles that you describe and disclose the dates of their employment.

39. Please identify the organizations for which Mr. Fellus worked as a legal department supervisor and engaged in trading equities for multi-million dollar hedge funds. Please also disclose by whom Mr. Fellus was ranked a "top trader in his field."

40. Please provide the director independence disclosure required by Item 407(a) of Regulation S-K.

Term of Office, page 26

41. We note your disclosure under this heading and the heading entitled "Certain Legal Proceedings" on the same page. Please revise your disclosure to indicate

whether any of your directors or executive officers have been involved in the
proceedings described by Item 401(f) of Regulation S-K during the past 10 years
and, if so, discuss such involvement.

Executive Compensation, page 27

Compensation of Directors, page 28

42. Please revise your disclosure to clarify, if true, that the table under this heading
    reflects compensation paid to your directors for the year ended December 31,
    2009. Please see Item 402(r) of Regulation S-K. In addition, please disclose your
    standard compensation arrangements (such as fees for retainer, committee service,
    service as chairman of the board or a committee, and meeting attendance) for
    directors. Please see Item 402(r)(3) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

43. Please provide under this heading the information regarding your related person
    transactions as required by Items 404(d) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 28

44. Please provide the information required by Item 403(b) of Regulation S-K for
    each of your directors and executive officers individually and all of your directors
    and executive officers as a group.

Selling Shareholders, page 28

45. Please revise your disclosure under this heading in the following manner:

    - Indicate the nature of any position, office, or other material relationship that
      each selling shareholder has held within the past three years with you or any
      of your predecessors and affiliates. Please see Item 507 of Regulation S-K.

    - Quantify the number of shares and, if greater than one percent, the percentage
      of outstanding common stock each selling shareholder will hold once the
      offering is complete. Please see Item 507 of Regulation S-K.
    - Identify the natural persons who have voting and/or dispositive authority over
      the common stock beneficially owned by ACS, Inc. and TVT Capital LLC.
      Please refer to Question 140.02 of our Regulation S-K Compliance and
      Disclosure Interpretations, which are available on our website.

- Describe the transactions pursuant to which each selling shareholder acquired its shares. In addition, indicate the dates on which each transaction took place.

Please note that we may have additional comments after reviewing your revised disclosure.

46. With regard to ACS, Inc. and TVT Capital LLC, please tell us whether any of these security holders are broker-dealers or affiliates of a broker-dealer.

- For each of the aforementioned security holders that is a broker-dealer, the prospectus should state that the security holder is an underwriter.

- For each of the aforementioned security holders that is an affiliate of a broker-dealer, the prospectus should state that (a) the security holder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the security holder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

47. Please tell us why you have included the disclosure in the third full paragraph of page 31 (beginning "To the extent required under the Securities Act . . . .). We may have additional comments based on your response.

Shares Eligible for Future Sale, page 33

48. Please disclose under this heading the estimated number of shares that you expect to issue to your legal counsel, Vincent & Rees, L.C., upon completion of this offering. In this regard, we note your disclosure in the first paragraph on page 35.

Rule 144, page 33

49. Please clearly explain the eligibility of the selling security holders to rely upon Rule 144. In addition, please quantify the number of shares that your selling security holders are presently able to resell in reliance on the Rule 144 safe harbor. See Item 201(a)(2)(ii) of Regulation S-K. Please provide the same disclosure under the headings "Selling Shareholders" and "Plan of Distribution" where you reference Rule 144.

Plan of Distribution, page 33

50. It appears that your common stock is penny stock. Please describe under this heading the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

51. Please revise your disclosure to clarify that the selling security holders will be selling their securities at a fixed price of $0.10 per share until a trading market emerges for the securities and not at negotiated prices.

52. With respect to your primary offering of up to 10,000,000 shares, please provide the applicable information required by Item 508 of Regulation S-K.

53. We note the disclosure in this section with respect to the engagement of broker-dealers. If the selling security holder enters into an agreement following the effectiveness of the registration statement to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, you must file a post-effective amendment, not merely a prospectus supplement, to your registration statement identifying the broker-dealer, providing the required information regarding the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally, please be advised that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from FINRA. Please revise your disclosure to indicate that you will file a post-effective amendment addressing the above information.

Interests of Named Experts and Counsel, page 34

54. We note the first paragraph on page 35. Please revise your disclosure to clarify, if true, that upon completion of this offering you will issue to your legal counsel, Vincent & Rees, L.C., 3% of your then issued and outstanding shares. In addition, please disclose the estimated number of shares, based on this percentage, that you expect to issue to Vincent & Rees, L.C.

Financial Statements for the Year Ended December 31, 2009

General

55. Please provide us an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction,

- Identify the parties, including any related parties;

- The nature of the consideration;

- The fair value and your basis for determining the fair value, and indicate whether the fair value was contemporaneous or retrospective; and

- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

56. Please present your basic and diluted earnings per share on the face of your statements of operations for each period presented. Refer to FASB ASC 260-10-45-2. Please also disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for each period presented. See FASB ASC 260-10-50-1(a).

57. Please present dividends per share on the face of your statements of operations as required by Rule 8-03(a)(2) of Regulation S-X, since you have shareholder distributions in each period as shown on page F-5.

58. Please disclose the amount of research and development costs you have incurred for the each of the periods presented. Refer to FASB ASC 730-10-50-1.

59. Regarding the issuance of 29,998,500 shares of common stock to the founder in May 2010, please tell us what consideration you gave to reflecting the shares issued as outstanding for all periods presented in a manner similar to a stock split. Refer to FASB ASC 260-10-55-12 and SAB Topic 4:C.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

60. Please disclose how unapproved change orders and claims are treated in your percentage of completion method of accounting for revenue. Please also disclose if you assume a profit component on them prior to approval by the customer.

Income Taxes, page F-8

61. We note that you have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Please tell us if you will continue to be taxed as an S Corporation after this offering, or if you plan to change to be taxed as a C Corporation or something else. If you do plan to change how you will be taxed, please tell us what consideration you gave to SAB Topics 4:B, 1:B.1 (Question 3) and 1:B.2.

Note 6 – Subsequent Events, page F-10

62. Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

Financial Statements for the Period Ended March 31, 2010

General

63. Please address the above comments in your interim financial statements as well, as applicable.

Balance Sheet, page F-11

64. Please also include a balance sheet for the year ended December 31, 2009. Refer to Rule 8-03 of Regulation S-X.

Statement of Operations, page F-12

65. Please also include a statement of operations for the three months ended March 31, 2009. Refer to Rule 8-03 of Regulation S-X.

Statement of Cash Flows, page F-14

66. Please also include a statement of cash flows for the three months ended March 31, 2009. Refer to Rule 8-03 of Regulation S-X.

Subsequent Events, page F-18

67. Based on the face of your balance sheet, you had 1,500 shares of common stock issued and outstanding as of March 31, 2010. Please confirm, if true, that your founder owned all 1,500 shares outstanding as of March 31, 2010. You disclose here that you issued 29,998,500 shares of common stock in May 2010 to your founder. We further note your disclosure on page 32 that you had 42,825,000 shares of common stock issued and outstanding as of June 28, 2010. Please disclose who the remainder of the shares was issued to, their value on date of

issuance and when they were issued. Please also revise Item 15 to disclose the information required by Item 701 of Regulation S-K.

68. On page 28, you imply that you have issued options and on page 32 you say you have not issued any. Please disclose the terms of any issuances in a footnote to your financial statements and correct the inconsistencies elsewhere in the filing.

Item 15. Recent Sales of Unregistered Securities, page 36

69. Please provide the disclosure required by Item 701 of Regulation S-K with respect to all unregistered sales of your securities within the past three years.

Item 16. Exhibits, page 37

70. Please file the fully executed insurance agreement that you have entered into with Lloyds of London, which you first reference on page 5. In this regard, we note that exhibit 10.5 appears to be a non-binding quotation for insurance.

Item 17. Undertakings, page 38

71. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

72. Please revise the last undertaking on page 38 to refer to the applicable laws of the State of New Jersey, rather than to the General Corporation Law of the State of Nevada.

Signatures, page 39

73. Please indicate in what city you signed your registration statement.

74. Please indicate who has signed your registration statement in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

75. Please have counsel revise its opinion to refer to the correct par value of your shares, which is $0.00001 per share according to the amendment to your articles of incorporation.

76. Please have counsel revise its opinion to define what it means by "the Offering."

77. Please have counsel provide an opinion as to the validity of the shares being registered for resale, which shares have already been sold and thus should not be qualified with "upon the sale thereof" language. Counsel should also provide an opinion as to the validity of the shares being registered in the primary offering. The current opinion in numbered paragraph two does not appear to adequately cover either transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David M. Rees (via facsimile at (801) 355-5005)